EXHIBIT 99.1

Student Transportation to Hold Annual General Meeting on November 6 in Toronto

BARRIE, Ontario, Oct. 30, 2014 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB), North America's most trusted provider of school transportation, announced it will hold its Annual General Meeting of shareholders on Thursday, November 6, 2014 at 2:00 p.m. ET at The Gallery of the Toronto Stock Exchange Broadcast & Conference Centre in the Exchange Tower, at 130 King Street West in Toronto.

Following the formal meeting, there will be a presentation by management including a review of the first quarter fiscal 2015 results and a question and answer session for shareholders, analysts, and institutional investors in attendance. As in previous years, there is no scheduled conference call. The meeting will also be audio webcast live at STI's website at www.rideSTBus.com. The company said a press release for the first quarter fiscal 2015 ended September 30, 2014 will be issued prior to the Annual General Meeting.

About

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 11,500 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

CONTACT: Investor Contacts:

         Student Transportation Inc.
         Patrick J. Walker
         Chief Financial Officer & Executive Vice President

         Patrick T. Gallagher
         Marketing & Communications Manager
         (843) 884-2720
         Email: invest@rideSTBus.com
         Website: www.rideSTBus.com